UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October, 2006
Commission File Number: 333-111435
JED Oil Inc.
(Translation of registrant’s name into English)
2200, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑                      Form 40-F   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes   ☐                      No   ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes   ☐                      No   ☑
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                      No   ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
     The Issuer is filing material documents not previously filed.

On October 31, 2006 the registrant announced a sale of its assets in the East Farrier area of Alberta and a revamped business plan including the termination of 7 staff members. The documents attached as Exhibit 99.1 and 99.2 to this Form 6-K shall be incorporated by reference
Into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).
TABLE OF CONTENTS
     The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	News Release dated October 31, 2006

99.2	Material Change Report dated October 31, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  October 31, 2006

JED Oil Inc. (Registrant)
By:	signed: "Marcia Johnston"
Marcia L. Johnston, Q.C.
General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated October 31, 2006

99.2	Material Change Report dated October 31, 2006